UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Subject Company)
ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00635P107

(CUSIP Number of Class of Securities)
Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
J. Vaughan Curtis
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
This material is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Adams Respiratory Therapeutics, Inc. (“Adams”) common stock has not commenced. At the time the offer is commenced, an indirect, wholly owned subsidiary of Reckitt Benckiser Group plc will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Adams will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.
Reckitt Benckiser Acquisition of Adams FAQ
When will the deal close?
We expect the deal to close during first quarter 2008.
Will the name of our company change?
Initially, Adams will be a wholly owned subsidiary of Reckitt Benckiser. In time, it will be fully incorporated into Reckitt Benckiser.
Will I have a job in Reckitt Benckiser?
Employees of Adams will become employees of Reckitt Benckiser when the deal closes. Reckitt Benckiser is very interested in the talent within the Adams organization. In areas where there is no duplication of roles, such as Medical Detailing, Manufacturing and Marketing, we anticipate the vast majority of positions will remain. In areas where there is duplication of roles, such as human resources, Information Technology, Finance and other back-office functions, there will be a fair and objective process to determine the best structure and fit for each role from both companies.
How soon will I know if I have a job in Reckitt Benckiser?
No final decisions will be made until after the transaction is complete. The alignment process will begin in January and those employees deemed as critical to the ongoing operation of Adams will receive a letter of intent for employment from Reckitt Benckiser.
Is there a severance plan for those who may be displaced?
Reckitt Benckiser will honor the current severance program that is in place at Adams for any Adams employees who are displaced and the program at Reckitt Benckiser for any RB employees who are displaced as a result of this acquisition.
What happens to my stock awards – options, performance shares, restricted stock?
Your stock options, performance shares and restricted stock will automatically vest when the deal closes and you will receive your payment for those shares via check or wire transfer. We will provide more specific information at a later date.
Do I need to do anything to receive payment for my options/restricted stock/performance shares?
No, this will be handled automatically for you. Further information will be provided at a later date.
Will we stay in our current office location?
There are no plans to move the Fort Worth operation. However, we are planning to relocate the Chester office to our Reckitt Benckiser North America headquarters in Parsippany.

What about all our projects and goals?
Please remain focused on delivering against your goals. Reckitt Benckiser is acquiring Adams because of the company’s past success and what we are currently working on to drive future growth.
What, if anything, should we communicate to our customers/vendors? Who should do this?
Key customers and vendors have already been communicated with by the Adams leadership team. If your customers and vendors have specific questions, please refer them to the press release, which has all of the key information we can communicate at this time.
How will my compensation change?
Once the acquisition is complete, Adams employees will begin receiving compensation directly from Reckitt Benckiser. Where applicable, employees will be placed into the Reckitt Benckiser bonus plan. We plan to roll the Adams team into the Reckitt Benckiser 401K plan by January 2009. Under the contract signed by RB and Adams, the first year’s base pay and welfare benefits of Adams employees who transfer to RB will, on the aggregate, be at least what they received at Adams or equal to what a similarly situated RB employee would receive.
How will my health benefits change?
At this time, there are no immediate changes planned for the current health benefits. However, eligible Adams employees will be able to enroll in Reckitt Benckiser health plans during the fall 2008 open enrollment period for effect January 1, 2009.
Will there be an interview process available for all positions?
Our goal is to take the best of the best from both companies. Where there is duplication of roles, both Adams and Reckitt Benckiser employees will be encouraged to interview for the role. In addition, we have shared a listing of all current job openings within RB with Adams’ HR team.
Are you going to continue to fill current open Reckitt Benckiser positions?
Yes. Reckitt Benckiser is a large company with ongoing needs for great talent. While we continue to interview externally, we would prefer to have all interested Adams employees apply to roles they are qualified for. To help that process along, we have provided Adams’ HR with a full listing of all open roles at RB. You can also visit: http://careers.reckittbenckiser.com.
Is Reckitt Benckiser going to pursue bringing Mucinex with Codeine and our other pipeline prescription products to market?
Yes. There are no plans to change these pipeline products.
Will there be any hourly wage decreases for Fort Worth plant employees or changes in benefits?
There are no immediate plans to change the wages or benefits for employees at this time.
Do the sales forces for both companies overlap?
Reckitt Benckiser does have a retail sales force across the U.S. as well as a Clinical Liaison team that calls on doctors as part of RB Pharmaceutical, a separately run business. Reckitt Benckiser does not have a Medical Detailing team.
Will the Adams sales force promote/detail Reckitt Benckiser’s other products?
We will look for opportunities to leverage the expertise that exists within both companies. No specific plans have been developed as of yet, but we will keep everyone informed as decisions are made.
What is Reckitt Benckiser’s information technology infrastructure?
As a global company, Reckitt Benckiser has a global IT infrastructure – referred to as “IS” or Information Services. In North America, our infrastructure also supports Australia and New Zealand, as these areas are considered part of our “region” within the Reckitt Benckiser structure.

Is there room for Adams’ Chester-based employees at Reckitt Benckiser’s Parsippany location?
Yes. And, there is additional space available on another floor in the building, if needed.
Are there international opportunities for Adams employees?
Yes. Adams HR will be provided with all of the available roles within Reckitt Benckiser. You are also encouraged to look on our careers.reckittbenckiser.com site for opportunities. The opportunity for International mobility is a major benefit of working at Reckitt Benckiser and we believe it helps grow and develop our colleagues.
Does Reckitt accommodate Domestic Partnerships (DP) in regards to benefits? If not what will happen to those staying on and who have a DP?
Yes. There are tax implications for those who take advantage of the DP benefits, but they are offered to Reckitt Benckiser employees.
What will happen to those currently on disability and FMLA and those planning to be out in the immediate future?
Reckitt Benckiser will ensure any Adams employees on leave or planning on taking leave are given the same opportunities as others.
What will happen to the unused flex spending monies?
You will still have the opportunity to spend those funds, in accordance with the plan document/IRS rules.
Will bonuses be paid?
Your Adams bonus will be paid on a prorated basis the day the deal is finalized. At that point, you will enter into RB’s compensation plan, which is based on goals and objectives over a calendar year and is typically paid out to employees during the first quarter of the following year.
How will paid time off (PTO) be handled?
Vacations, holidays and short term disability benefits will be based on current Reckitt Benckiser programs. Details of these plans will be provided at a later date.
Will the COBRA rates be locked in at Adams rates or would they change to Reckitt rates? If they will be changed, what are the COBRA rates for Reckitt?
The COBRA rates will be based on the current benefits in place at Adams and will not change for 2008.
Did the exchange rate help Reckitt acquire Adams?
While RB is a London-based company, the exchange rate was not the motivation for reaching this agreement. The agreement was reached in US dollars and the amount is very much representative of the great talent and products that are in place at Adams.
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